Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Changes to Diversified Trust

TORONTO, March 21, 2012 – Bank of Montreal (the “Bank”) today announced that Diversified Trust, a Bank securitization vehicle, no longer intends to issue asset-backed commercial paper (“ABCP”) maturing past June 15, 2012. The Bank’s on-going funding through Summit Trust, another Bank securitization vehicle, and its commitment to the multi-seller ABCP Trusts, administered by BMO Nesbitt Burns Inc., are unaffected by today’s announcement.

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Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Michael Chase, Toronto, michael.chase@bmo.com (416) 867-5452

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

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